Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FURTHER ANNOUNCEMENT TO DISCLOSEABLE TRANSACTION

RELATING TO FORMATION OF JOINT VENTURE

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 24 September 2012 (the “Announcement”). Capitalized terms used in this announcement have the same meanings as defined in the Announcement, unless the context requires otherwise.

In order to push forward the establishment of the JV Company, on 20 August 2013, the Company and Henan Aviation Investment decided to change the installment amounts and methods of the capital contribution for the JV Company under the Joint Venture Agreement. The installment amounts and methods of the capital contribution shall be revised as follows:

1. RMB0.72 billion and RMB0.48 billion shall be contributed by the Company and Henan Aviation Investment in cash, respectively, as the first installment of total RMB1.2 billion for the JV Company;

2. the remaining RMB2.88 billion and RMB1.92 billion shall be contributed by the Company in cash and real property and Henan Aviation Investment in cash, respectively, as the second installment of total RMB4.8 billion after the business license and operating license of the JV Company have been approved and the JV Company has met the requirement for the formal operation.

Save as disclosed above, other terms and conditions of the Joint Venture Agreement, in particular, the total amount of capital contributions, shall remain unchanged.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

1

Joint Company Secretaries

Guangzhou, the People’s Republic of China

20 August 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

2